Daniel A. Lang +1 212 459 7095 DLang@goodwinlaw.com	Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

September 9, 2020

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Codiak BioSciences, Inc.
Draft Registration Statement on Form S-1
Submitted August 6, 2020
CIK No. 0001659352

Dear Mr. Lindsay and Ms. Hayes:

This letter is submitted on behalf of Codiak BioSciences, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft Registration Statement on Form S-1 confidentially submitted on August 6, 2020 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated September 4, 2020, addressed to Linda C. Bain, Chief Financial Officer of the Company (the “Comment Letter”). The Company is filing its Registration Statement on Form S-1 concurrently with this letter (the “Registration Statement”), which includes changes that reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, the Company is sending via email to lindsayc@SEC.gov a copy of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form S-1 Overview, page 1

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 9, 2020

1.    Please expand your summary to disclose that there are currently no approved exosome-based products.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised pages 1 and 135 of the Registration Statement in response to the Staff’s comment.

Our programs, page 3

2.    Please adjust your chart here and on page 135 to ensure that all text is legible, including notes at the bottom.

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the charts on pages 3, 136 and 140 of the Registration Statement in response to the Staff’s comment

3.    It appears that a number of product candidates included in your table are dependent on agreements not filed as exhibits, including agreements with The Ragon Institute of MGH, MIT, Harvard and Dr. Schreiber at Washington University. Please file them as exhibits or explain the basis for your belief they are not required.

Response to Comment No. 3: The Company respectfully advises the Staff that the referenced agreements are not material to the Company’s business and, thus, are not required to be filed as material contracts under Item 601 of Regulation S-K. The Company does not currently expend significant resources, derive any economic benefit or incur any material obligations through the collaborations to which these agreements pertain. As indicated by their presentation on the Company’s revised pipeline chart and summary descriptions on pages 3, 136 and 140 of the Registration Statement, the product candidates subject to these collaborations remain in early stages of discovery, and the Company has not yet identified any clinical candidates. As such, the Company does not believe its business is dependent on any of these collaborations.

4.    We note the references to “3 Targets” and “5 Targets” in your pipeline table. The pipeline table should be limited to current material product candidates. Please remove items that have not yet been identified and are not currently material.

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 9, 2020

Response to Comment No. 4: The Company respectfully advises the Staff that it has included this disclosure in its pipeline table to conform with the disclosure of its collaboration agreements with Jazz and Sarepta, discussed on pages 173 and 174 of the Registration Statement, respectfully. The Company believes this disclosure is material to a prospective investor’s understanding of its material collaboration agreements. These disclosures indicate the therapeutic areas to be targeted by the collaboration—cancer, in the case of Jazz, and neuromuscular disease, in the case of Sarepta. To the extent any of the undisclosed targets are advanced into later-stage preclinical studies and clinical trials, the Company intends to update its public disclosure to identify the targets as it has done for exoASO-STAT3 and exoASO-NRAS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical accounting policies and significant judgments and estimates Determination of fair value of common stock, page 128

5.    Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response to Comment No. 5: The Company respectfully acknowledges the Staff’s comment and advises the staff that it will supplementally provide the requested information once the estimated offering price or range has been determined

Our engEx Platform, page 140

6.    We note your use of phrase such as “potency” to describe certain preclinical observations. As safety and efficacy determinations are solely within the FDA’s authority and they continue to be evaluated throughout all phases of clinical trials, please remove these and any similar references. Where you deem appropriate, you may present objective data resulting from your trials without including conclusions related to efficacy (without making declaration regarding efficacy).

Response to Comment No. 6: The Company respectfully advises the Staff that it has revised its disclosure throughout the Registration Statement, when referring to the description of certain of preclinical observations, in response to the Staff’s comment.

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 9, 2020

7.    We note that you have patent applications pending in certain “major markets and countries of commercial relevance.” To the extent material, please identify such markets and countries and disclose with greater specificity the status of those applications.

Response to Comment No. 7: The Company respectfully advises the Staff that it has revised page 142 of the Registration Statement in response to the Staff’s comment

Scientific Collaborations, page 174

8.    We note that you have entered into certain Sponsored Collaboration Research Agreements “to develop an exoVACC vaccine candidate for SARS-CoV-2.” Please expand your disclosure to discuss the status of these programs.

Response to Comment No. 8: The Company respectfully advises the Staff that it has revised pages 176-177 of the Registration Statement in response to the Staff’s comment

General

9.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 9: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

* * * * *

If you should have any questions concerning the enclosed matters, please contact Daniel A. Lang at (212) 459-7095 or DLang@goodwinlaw.com.

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 9, 2020

Sincerely,

/s/ Daniel A. Lang

Enclosures:

cc: Douglas E. Williams, Codiak BioSciences, Inc.

Linda C. Bain, Codiak BioSciences, Inc.

Yalonda T. Howze, Codiak BioSciences, Inc.

Stephen M. Davis, Goodwin Procter LLP